SEC File Number:	001-12983
CUSIP Number:	369300108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 28, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

General Cable Corporation
Full Name of Registrant

Former Name if Applicable
4 Tesseneer Drive
Address of Principal Executive Office (Street and Number)

Highland Heights, Kentucky 41076
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Current Report on Form 8-K (the “Form 8-K”) filed on October 29, 2012 by General Cable Corporation (the “Company”), the Audit Committee of the Company’s Board of Directors, upon the recommendation of the Company’s executive officers, concluded that due to certain inventory related accounting errors within the Company’s Rest of World segment (“ROW”) in two countries, the Company’s previously issued consolidated financial statements for fiscal years 2009 through 2011 (and the related reports of its independent registered public accounting firm), the interim periods during those years, and the financial statements as of, and for the periods ended March 30, 2012 and June 29, 2012 should no longer be relied upon.

The Company intends to correct the effect of the accounting errors on previously issued interim financial statements by (i) restating the financial statements for the three and nine months ended September 30, 2011 that will be presented comparatively in its Quarterly Report on Form 10-Q for the period ended September 28, 2012 (the Form 10-Q”) and (ii) restating financial statements for the other periods referenced in the preceding paragraph and including the restated financial statements in amended periodic reports.

The Company is engaged in an effort to restate the financial statements referenced above. Until this effort is completed, the Company will not be able to complete the financial statements to be included in the Form 10-Q, will not be in a position to enable its independent registered public accounting firm to complete their financial statement review, and will be unable to complete its management’s discussion and analysis of financial condition and results of operations. Moreover, the Company’s disclosures regarding disclosure controls and procedures and material changes in internal control over financial reporting are, to some extent, dependent upon assessments related to the restatement effort. Despite the extensive commitment of time and effort by the Company’s management and financial staff, as well as ongoing communications with, and review of information by, the Company’s independent registered public accounting firm, the Company is unable to complete the formidable tasks described above within 40 days subsequent to the end of its fiscal quarter ended September 28, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification [NOTE: Insert information regarding the designated person]

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENERAL CABLE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 7, 2012	By	/s/ Robert J. Siverd
Robert J. Siverd
Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).